UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

TerraForm Power, Inc.

(Name of Issuer)

Common stock, Class A, $0.01 par value
(Title of Class of Securities)

88104R100
(CUSIP Number)

A.J. Silber
Brookfield Asset Management Inc.
Brookfield Place
181 Bay Street, Suite 300
Toronto, Ontario M5J 2T3
(416) 363-9491
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 22, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 88104R100

1	NAMES OF REPORTING PERSONS

BROOKFIELD ASSET MANAGEMENT INC.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
ONTARIO

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
11,075,000

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
11,075,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,075,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
12.13%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1) Percentage ownership is based on an aggregate number of outstanding shares of Class A common stock of the Issuer of 91,280,208 outstanding as of April 21, 2016, based on information provided by SunEdison, Inc., the parent company of the Issuer.  See Declaration of Patrick M. Cook at 13, In re SunEdison, Inc., et al., No. 16-10992, (Bankr. S.D.N.Y. 2016) (“As of [April 21, 2016], [TerraForm Power, Inc.] had 91,280,208 Class A shares outstanding…”).

CUSIP No. 88104R100

1	NAMES OF REPORTING PERSONS

PARTNERS LIMITED

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
ONTARIO

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
11,075,000

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
11,075,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,075,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
12.13%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(2) Percentage ownership is based on an aggregate number of outstanding shares of Class A common stock of the Issuer of 91,280,208 outstanding as of April 21, 2016, based on information provided by SunEdison, Inc., the parent company of the Issuer.  See Declaration of Patrick M. Cook at 13, In re SunEdison, Inc., et al., No. 16-10992, (Bankr. S.D.N.Y. 2016) (“As of [April 21, 2016], [TerraForm Power, Inc.] had 91,280,208 Class A shares outstanding…”).

CUSIP No. 88104R100

1	NAMES OF REPORTING PERSONS

BROOKFIELD ASSET MANAGEMENT PRIVATE INSTITUTIONAL CAPITAL ADVISER (CANADA), L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
ONTARIO

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
10,450,000

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
10,450,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,450,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.45%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(3) Percentage ownership is based on an aggregate number of outstanding shares of Class A common stock of the Issuer of 91,280,208 outstanding as of April 21, 2016, based on information provided by SunEdison, Inc., the parent company of the Issuer.  See Declaration of Patrick M. Cook at 13, In re SunEdison, Inc., et al., No. 16-10992, (Bankr. S.D.N.Y. 2016) (“As of [April 21, 2016], [TerraForm Power, Inc.] had 91,280,208 Class A shares outstanding…”).

CUSIP No. 88104R100

1	NAMES OF REPORTING PERSONS

BROOKFIELD INFRASTRUCTURE FUND III GP LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
10,450,000

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
10,450,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,450,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.45%(4)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(4) Percentage ownership is based on an aggregate number of outstanding shares of Class A common stock of the Issuer of 91,280,208 outstanding as of April 21, 2016, based on information provided by SunEdison, Inc., the parent company of the Issuer.  See Declaration of Patrick M. Cook at 13, In re SunEdison, Inc., et al., No. 16-10992, (Bankr. S.D.N.Y. 2016) (“As of [April 21, 2016], [TerraForm Power, Inc.] had 91,280,208 Class A shares outstanding…”).

CUSIP No. 88104R100

1	NAMES OF REPORTING PERSONS

ORION US GP LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
10,450,000

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
10,450,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,450,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.45%(5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(5) Percentage ownership is based on an aggregate number of outstanding shares of Class A common stock of the Issuer of 91,280,208 outstanding as of April 21, 2016, based on information provided by SunEdison, Inc., the parent company of the Issuer.  See Declaration of Patrick M. Cook at 13, In re SunEdison, Inc., et al., No. 16-10992, (Bankr. S.D.N.Y. 2016) (“As of [April 21, 2016], [TerraForm Power, Inc.] had 91,280,208 Class A shares outstanding…”).

CUSIP No. 88104R100

1	NAMES OF REPORTING PERSONS

ORION US HOLDINGS 1 L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
BK

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
10,450,000

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
10,450,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,450,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.45%(6)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(6) Percentage ownership is based on an aggregate number of outstanding shares of Class A common stock of the Issuer of 91,280,208 outstanding as of April 21, 2016, based on information provided by SunEdison, Inc., the parent company of the Issuer.  See Declaration of Patrick M. Cook at 13, In re SunEdison, Inc., et al., No. 16-10992, (Bankr. S.D.N.Y. 2016) (“As of [April 21, 2016], [TerraForm Power, Inc.] had 91,280,208 Class A shares outstanding…”).

CUSIP No. 88104R100

1	NAMES OF REPORTING PERSONS

BROOKFIELD ASSET MANAGEMENT PRIVATE INSTITUTIONAL CAPITAL ADVISER (CREDIT) LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
625,000

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
625,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
625,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.68%(7)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(7) Percentage ownership is based on an aggregate number of outstanding shares of Class A common stock of the Issuer of 91,280,208 outstanding as of April 21, 2016, based on information provided by SunEdison, Inc., the parent company of the Issuer.  See Declaration of Patrick M. Cook at 13, In re SunEdison, Inc., et al., No. 16-10992, (Bankr. S.D.N.Y. 2016) (“As of [April 21, 2016], [TerraForm Power, Inc.] had 91,280,208 Class A shares outstanding…”).

CUSIP No. 88104R100

1	NAMES OF REPORTING PERSONS

BROOKFIELD CREDIT OPPORTUNITIES FUND GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
625,000

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
625,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
625,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.68%(8)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(8) Percentage ownership is based on an aggregate number of outstanding shares of Class A common stock of the Issuer of 91,280,208 outstanding as of April 21, 2016, based on information provided by SunEdison, Inc., the parent company of the Issuer.  See Declaration of Patrick M. Cook at 13, In re SunEdison, Inc., et al., No. 16-10992, (Bankr. S.D.N.Y. 2016) (“As of [April 21, 2016], [TerraForm Power, Inc.] had 91,280,208 Class A shares outstanding…”).

CUSIP No. 88104R100

1	NAMES OF REPORTING PERSONS

BROOKFIELD CREDIT OPPORTUNITIES MASTER FUND, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
625,000

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
625,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
625,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.68%(9)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(9) Percentage ownership is based on an aggregate number of outstanding shares of Class A common stock of the Issuer of 91,280,208 outstanding as of April 21, 2016, based on information provided by SunEdison, Inc., the parent company of the Issuer.  See Declaration of Patrick M. Cook at 13, In re SunEdison, Inc., et al., No. 16-10992, (Bankr. S.D.N.Y. 2016) (“As of [April 21, 2016], [TerraForm Power, Inc.] had 91,280,208 Class A shares outstanding…”).

This Amendment No. 1 to Schedule 13D is being filed by Orion US Holdings 1 L.P., Orion US GP LLC, Brookfield Infrastructure Fund III GP LLC, Brookfield Asset Management Private Institutional Capital Adviser (Canada), L.P., Brookfield Credit Opportunities Master Fund, L.P., Brookfield Credit Opportunities Fund GP, LLC, Brookfield Asset Management Private Institutional Capital Adviser (Credit) LLC, Brookfield Asset Management Inc. and Partners Limited to amend the Schedule 13D filed on June 29, 2016 (the “Original Schedule 13D”) with respect to beneficial ownership of the shares of Class A common stock, $0.01 par value per share, of TerraForm Power, Inc., a corporation organized under the laws of the state of Delaware.

This Amendment No. 1 is being filed to disclose the formation of a “group” within the meaning of the Act with Appaloosa LP (“Appaloosa”) with respect to the Class A Shares of the Issuer.  The Reporting Persons and Appaloosa are individually filing pursuant to Rule 13d-1(k) under the Act to report formation of a “group” within the meaning of the Act.

This Amendment No. 1 hereby amends Item 2, Item 4, Item 5, Item 6 and Item 7 of the Original Schedule 13D as follows:

Item 2. Identity and Background.

Item 2 of the Original Schedule 13D is hereby amended by deleting it in its entirety Schedule I, which sets forth a list of the directors and executive officers of Orion US GP LLC and their respective principal occupations and addresses, and substituting Schedule I attached hereto in lieu thereof.

Item 4. Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby amended by adding the following:

On July 18, 2016, Brookfield met with representatives of Appaloosa LP and its affiliates (collectively, “Appaloosa”).  At the meeting, Brookfield discussed with Appaloosa Brookfield’s continued interest in purchasing the shares of the Issuer owned by SUNE.  Brookfield also reviewed with Appaloosa Brookfield’s qualifications as a sponsor of the Issuer and Brookfield’s belief that an acquisition by it of the shares of the Issuer owned by SUNE would be in the best interests of all stockholders of the Issuer.

On July 22, 2016, Brookfield and Appaloosa entered into the Letter Agreement attached as Exhibit 99.2 hereto (the “Letter Agreement”) and formed a “group” within the meaning of the Act with respect to the purchase of shares of the Issuer.  The Letter Agreement contemplates that Brookfield and Appaloosa intend to enter into a definitive agreement to act as joint bidders for the potential purchase of SUNE’s shares of the Issuer, although neither party has obligated itself to enter into any such agreement.  The Letter Agreement provides for certain restrictions on the ability of either party to transfer its shares of the Issuer for a period of 90 days from the date of the Letter Agreement and an exclusivity period to negotiate the definitive agreement during those 90 days.  The foregoing description of the Letter Agreement is qualified by reference to the Letter Agreement itself, which is attached as Exhibit 99.2 hereto.

The Reporting Persons and Appaloosa jointly have aggregate economic exposure to 34.4% of the Class A Shares, consisting of 19,783,708 Class A Shares, which are beneficially owned by the group formed in connection with the Letter Agreement, and the economic exposure to 11,578,080 Class A Shares under the Swap Agreements described in Item 6.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Original Schedule 13D is hereby amended by deleting in its entirety the second paragraph thereof and substituting the following paragraph in lieu thereof:

The “group” within the meaning of the Act consisting of Brookfield and Appaloosa that was formed in connection with the Letter Agreement attached as Exhibit 99.2 beneficially owns 19,783,708 Class A Shares, which represents approximately 21.67% of the Issuer’s outstanding Class A Shares.

The Reporting Persons and Appaloosa jointly have aggregate economic exposure to 34.4% of the Class A Shares, consisting of 19,783,708 Class A Shares, which are beneficially owned by the group formed in connection with the Letter Agreement, and the economic exposure to 11,578,080 Class A Shares under the Swap Agreements described in Item 6.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Item 4 of this Amendment No. 1 and the text of the Letter Agreement are incorporated into Item 6 of the Original Schedule 13D by reference.  Except as described in this Amendment No. 1 and in the Original Schedule 13D, the Reporting Persons are not parties to any other contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Issuer.

Item 7. Materials to Be Filed as Exhibits.

Exhibit 99.2                          Letter Agreement, dated July 22, 2016

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

July 22, 2016

ORION US HOLDINGS 1 L.P. by its general partner ORION US GP LLC

By:	/s/ Fred Day
Name: Fred Day
Title: Vice President

ORION US GP LLC

By:	/s/ Fred Day
Name: Fred Day
Title: Vice President

BROOKFIELD INFRASTRUCTURE FUND III GP LLC

By:	/s/ Fred Day
Name: Fred Day
Title: Vice President

BROOKFIELD ASSET MANAGEMENT PRIVATE INSTITUTIONAL CAPITAL ADVISER (CANADA), L.P.

By:	/s/ James Rickert
Name: James Rickert
Title: Vice President
Brookfield Private Funds Holdings Inc., as general partner

BROOKFIELD CREDIT OPPORTUNITIES MASTER FUND, L.P.by its general partner, BROOKFIELD CREDIT OPPORTUNITIES FUND GP, LLC

By:	/s/ Barry Blattman
Name: Barry Blattman
Title: Chairman

BROOKFIELD CREDIT OPPORTUNITIES FUND GP, LLC

By:	/s/ Barry Blattman
Name: Barry Blattman
Title: Chairman

BROOKFIELD ASSET MANAGEMENT PRIVATE INSTITUTIONAL CAPITAL ADVISER (CREDIT) LLC

By:	/s/ Barry Blattman
Name: Barry Blattman
Title: President and Treasurer

BROOKFIELD ASSET MANAGEMENT, INC.

By:	/s/ A.J. Silber
Name: A.J. Silber
Title: Vice-President, Legal Affairs

PARTNERS LIMITED

By:	/s/ Brian Lawson
Name: Brian Lawson
Title: President

SCHEDULE I

ORION US GP LLC

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Brett Fox, Manager and Managing Partner	Brookfield Place 250 Vesey Street, 15th Floor New York, NY 10281	Managing Partner of Brookfield	U.S.A.

Darren Soice, Manager	1200 Smith Street Suite 1200 Houston, TX 77002	Senior Vice President of Brookfield	Canada

Ralph Klatzkin, Manager and Vice President	Brookfield Place 250 Vesey Street, 15th Floor New York, NY 10281	Vice President of Brookfield	U.S.A.

Fred Day, Manager and Vice President	1200 Smith Street Suite 1200 Houston, TX 77002	Vice President of Brookfield	U.S.A.

Mark Srulowitz, Managing Partner	Brookfield Place 250 Vesey Street, 15th Floor New York, NY 10281	Managing Partner of Brookfield	U.S.A.

Hadley Peer-Marshall, Senior Vice President	Brookfield Place 250 Vesey Street, 15th Floor New York, NY 10281	Senior Vice President of Brookfield	U.S.A.

Julian Deschatelets, Senior Vice President	181 Bay Street, Suite 300, Brookfield Place, Toronto, Ontario M5J 2T3, Canada	Senior Vice President of Brookfield	Canada

Andrea Rocheleau, Senior Vice President	41 Victoria Street Gatineau, Québec J8X 2A1, Canada	Senior Vice President of Brookfield	Canada

Trevor Carson, Vice President	181 Bay Street, Suite 300, Brookfield Place, Toronto, Ontario M5J 2T3, Canada	Vice President of Brookfield	Canada

EXHIBIT INDEX

Exhibit Number	Description

99.2	Letter Agreement, dated July 22, 2016